UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2024

Commission File No.: 001-38909

AGBA GROUP HOLDING LIMITED

AGBA Tower
68 Johnston Road
Wanchai, Hong Kong SAR
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of AGBA Group Holding Limited (the “Company”), held at 1/F, AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong on September 19, 2024, at 10:00 AM local time, the shareholders of the Company adopted resolutions approving all of the twelve proposals considered at the Meeting. A total of 73,137,861 votes, representing 89.40% of the votes exercisable as of August 26, 2024, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	Proposal No. 1 – Yorkville Share Issuance Proposal: to approve, pursuant to Nasdaq Rule 5635, the issuance of ordinary shares of the Company (“AGBA Ordinary Shares”) (which for this purpose also includes the issuance of Delaware Parent Common Stock from and after the completion of the Domestication) upon the conversion of certain convertible notes that will be issued to YA II PN, Ltd. (“Yorkville”) pursuant to the Company’s Second Amended and Restated Standby Equity Purchase Agreement entered into with Yorkville on June 28, 2024, in excess of 16,362,086 AGBA Ordinary Shares, which represents 20% of the number of AGBA Ordinary Shares outstanding on June 28, 2024.

For	Against	Abstain	Broker Non-Vote
72,995,851	112,470	29,540	0

2.	Proposal No. 2 – Charter Amendment Proposal: to approve (i) the adoption and filing of an amendment to the Company’s Fifth Amended and Restated Memorandum and Articles of Association to (A) increase the number of the Company’s ordinary shares, par value $0.001 per share authorized for issuance thereunder from 1,000,000,000 to 1,500,000,000, (B) authorize a new class of 100,000,000 class A preferred shares and authorize a new class of 45,000 super voting class B Shares, with each share entitled to 10,000 votes as more particularly described in the proxy statement and (ii) the adoption and filing of a restatement to the Company’s memorandum and articles of association being its Sixth Amended and Restated Memorandum and Articles of Association to consolidate the above amendments and to effect the forward share split of the AGBA Ordinary Shares on a 1 to 2.0607 basis, and the resulting increase in the total number of authorized ordinary shares from 1,500,000,000 to 3,091,049,970 and increase in the outstanding AGBA Ordinary Shares from 91,844,112, shares to 189,265,804 shares and reduction in the par value of the AGBA Ordinary Shares from $0.001 to $0.000485272 to be effected by filing with the British Virgin Islands Registrar of Corporate Affairs a notice of amendment and the Company’s Sixth Amended and Restated Memorandum and Articles of Association under section 13(1) of the BVI Business Companies Act together with Notices of Change in Number of Shares pursuant to section 40(1) of the BVI Companies Act as may be required.

For	Against	Abstain	Broker Non-Vote
72,951,063	163,146	23,652	0

3.	Proposal No. 3 – Domestication Proposal: to change the domicile of the Company (the “Domestication”) by way of continuation merger or otherwise out of the British Virgin Islands, as a business company incorporated under the laws of the British Virgin Islands, and into the State of Delaware to become a corporation incorporated under the laws of the State of Delaware. The Domestication will be effected prior to the Merger as follows: (i) with respect to the British Virgin Islands, filing a Notice of Continuation Out of the British Virgin Islands together with supporting documents with the Registrar under section 184 of the BVI Companies Act and receiving a Certificate of Discontinuance from the Registrar in relation to the Domestication pursuant to section 184 of the BVI Companies Act; and (ii) with respect to Delaware, approval of filing of a Certificate of Domestication under Section 388 of the Delaware General Corporation Law along with a Certificate of Incorporation under Section 103 of the DGCL, upon which the Company shall become a Delaware corporation, or “Delaware Parent”, and will change its name to “Triller Group Inc.” Upon the effectiveness of the Domestication, all outstanding securities of the Company will convert to outstanding securities of Delaware Parent, as described in more detail in the proxy statement; and Delaware Parent will issue 37,496 shares of its super voting Series B Preferred Stock to one shareholder.

For	Against	Abstain	Broker Non-Vote
73,073,404	63,641	816	0

4.	Proposal No. 4 – Organizational Documents Proposal: to approve, in connection with the Domestication Proposal, the Delaware Parent Certificate of Incorporation and the proposed new bylaws of Delaware Parent, which will become effective as of the Domestication.

For	Against	Abstain	Broker Non-Vote
73,078,590	57,413	1,858	0

5.	Proposal No. 5 – Merger Agreement Proposal: to approve that certain agreement and plan of merger dated as of April 16, 2024, as amended and restated as of August 30, 2024, by and between the Company, AGBA Social Inc., Triller Corp., and Bobby Sarnevesht, as the representative of the current common stockholders of Triller, with respect to the acquisition of 100% of the outstanding capital stock and conversion of all restricted stock units of Triller, in exchange for (i) the issuance of 299,897,852 shares of common stock of Delaware Parent to the Triller Stockholders, (ii) the issuance of 37,702,230 shares of preferred stock of Delaware Parent, par value $0.0001 per share to the current holders of Triller preferred stock, (iii) the conversion of all existing Triller restricted stock units into 54,020,128 Delaware Parent restricted stock units, and the reservation by Delaware Parent of an aggregate of 54,020,128 shares of Delaware Parent Common Stock for future issuance upon the vesting of the Delaware Parent RSUs, and (iv) the adjustment of an aggregate of 128,551,475 Triller warrants and reissuance by Delaware Parent of an aggregate of 55,719,676 Delaware Parent warrants in replacement thereof. After the Domestication and the Closing of the Merger, and based on the number of outstanding AGBA Ordinary Shares as of August 30, 2024, the Triller Stakeholders will hold 70% of the aggregate of (i) the economic interests of the outstanding Delaware Parent capital stock plus (ii) the outstanding Delaware Parent RSUs, and the current AGBA shareholders will hold the remaining 30%. The holder of the Delaware Parent Series B Preferred Stock will hold approximately 65% of the total voting power of all Delaware Parent outstanding capital stock.

For	Against	Abstain	Broker Non-Vote
73,102,626	35,170	65	0

6.	Proposal No. 6 – Nasdaq Proposal: to approve, for purposes of complying with applicable listing rules of NASDAQ Stock Market, or Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding AGBA Ordinary Shares to the Triller Stockholders and the issuance or potential issuance that will result in a “change of control” of the Company, pursuant to the terms of the Merger Agreement.

For	Against	Abstain	Broker Non-Vote
73,126,106	9,584	2,171	0

7.	Proposal No. 7 – Incentive Plan Proposal: to approve the Triller Group Inc. 2024 Equity Incentive Plan, and upon such approval and adoption of the Incentive Plan, to grant share awards to selected senior executive officers and other valued employees.

For	Against	Abstain	Broker Non-Vote
73,037,554	75,570	24,737	0

8.	Proposal No. 8 – Election of Directors Proposal: to elect seven directors to serve as members of the Board of Directors of Delaware Parent effective from the Closing of the Merger until the next annual meeting of shareholders or until their respective successors have been elected and qualified. These candidates are: Mr. Robert E. Diamond, Jr., Mr. Ng Wing Fai, Mr. Brian Chan, Mr. Thomas Ng, Mr. Felix Yun Pun Wong, Mr. James McCann and Mr. Bobby Sarnevesht

Nominee	For	Withheld	Broker Non-Vote
Robert E. Diamond Jr.	73,065,912	71,949	0
Ng Wing Fai	73,114,595	23,266	0
Bobby Sarnevesht	73,104,909	32,952	0
James McCann	73,114,154	23,707	0
Brian Chan	73,114,485	23,276	0
Thomas Ng	73,068,302	69,559	0
Felix Yun Pun Wong	73,115,526	22,335	0

The following proposals were proposed and seconded by shareholders attending the Meeting:

9.	Proposal No. 9 – Revised Charter Amendment Proposal: to supersede and in substitution for the Charter Amendment Proposal to approve (i) the adoption and filing of a restatement of the Company’s memorandum and articles of association being the Company’s Sixth Amended and Restated Memorandum and Articles of Association to supersede and replace in its entirety the Company’s Fifth Amended and Restated Memorandum and Articles of Association to, among other things, (A) increase the number of the Company’s ordinary shares, par value $0.001 per share, authorized for issuance thereunder from 1,000,000,000 to 1,500,000,000, (B) authorize a new class of 100,000,000 class A preferred shares (the “AGBA Series A Preferred Shares”) and authorize a new class of 45,000 super voting class B Shares, with each share entitled to 10,000 votes (the “AGBA Series B Preferred Shares”), and (C) to enable the majority shareholders to approve matters by written consent, to be effected by filing with the British Virgin Islands Registrar of Corporate Affairs the Company’s Sixth Amended and Restated Memorandum and Articles of Association under section 13(1) of the BVI Business Companies Act together with Notices of Change in Number of Shares (or such other form as may be required) pursuant to section 40(1) of the BVI Companies Act as may be required; and (ii) the adoption and filing of a restatement to the Company’s memorandum and articles of association being its Seventh Amended and Restated Memorandum and Articles of Association to supersede and replace in its entirety the Company’s Sixth Amended and Restated Memorandum and Articles of Association to consolidate the above amendments and to effect the forward share split of the AGBA Ordinary Shares on a 1 to 1.9365 basis, and the resulting increase in the total number of authorized ordinary shares from 1,500,000,000 to 2,904,753,145 and increase in the outstanding AGBA Ordinary Shares from 97,736,035, shares to 189,265,804 shares and reduction in the par value of each AGBA Ordinary Shares from $0.001 to $0.000516395 (the “Share Split”) to be effected by filing with the British Virgin Islands Registrar of Corporate Affairs the Seventh Amended and Restated Memorandum and Articles of Association under section 13(1) of the BVI Business Companies Act together with Notices of Change in Number of Shares (or such other form as may be required) pursuant to section 40(1) of the BVI Companies Act as may be required. A copy of the Sixth Amended and Restated Memorandum and Articles, and a copy of the Seventh Amended and Restated Memorandum and Articles were available for circulation at the meeting and are filed herewith as Exhibits 99.2 and 99.3.

For	Against	Abstain	Broker Non-Vote
73,187,861	0	0	0

10.	Proposal No. 10 – Agreed Stakeholder Proportion Proposal: to authorize and approve that after the Domestication and the Closing of the Merger, and based on the number of outstanding AGBA Ordinary Shares as of August 30, 2024, the Triller Stakeholders will hold 70% of the aggregate of (i) the economic interests of the outstanding Delaware Parent capital stock plus (ii) the outstanding Delaware Parent RSUs, and the current AGBA shareholders will hold the remaining 30%. (“Agreed Stakeholder Proportions”) and that the Directors be and are hereby authorized to make such amendments and adjustments the Merger Agreement and the numbers of securities to be so issued in the Delaware Parent, in their sole discretion, as may be required or desirable to give effect to the Merger Agreement Proposal and the Agreed Stakeholder Proportions.

For	Against	Abstain	Broker Non-Vote
73,137,861	0	0	0

11.	Proposal No. 11 – Supplemental Incentive Plan Proposal: as a supplement to the Incentive Plan Proposal on the adoption of the Incentive Plan, to approve the issue of up 115,000,000 shares of Delaware Parent Common Stock to selected senior executive officers and other valued employees pursuant to Triller Group Inc. 2024 Equity Incentive Plans.

For	Against	Abstain	Broker Non-Vote
73,137,861	0	0	0

12.	Proposal No. 12 – Reverse Share Split Proposal: in light of the various Proposals presented and the current Nasdaq rules, in order to give the Company flexibility, (i) to authorize and approve a reverse share split of the Company’s AGBA Ordinary Shares in the range of 1 to 1.5 to 1 to 20 and grant to the Directors the discretion and authority to determine the exact reverse split ratio, within the above specified range, (“Reverse Share Split”) and to further authorize and approve any consequential changes and amendments to the Company’s memorandum and articles of association, in particular the changes to the total number of authorized shares and their par value that may be brought about as a consequence of the Reverse Share Split and to authorize and grant discretion to the Directors to do all things necessary to give effect to the Reverse Share Split including filing amended and restated memorandum and articles of association to give effect to the Reverse Share Split with the British Virgin Islands Registrar of Corporate Affairs under section 13(1) of the BVI Business Companies Act together with Notices of Change in Number of Shares (or such other form) pursuant to section 40(1) of the BVI Companies Act as may be required; (ii) to authorize and approve the Company’s registered agent to file with the British Virgin Islands Registrar of Corporate Affairs all documents and to take any and all other actions which may be necessary or desirable to give effect the changes and amendments set out in the Proposals; and (iii) to confirm, adopt and approve any and all actions of the Company, or of any Director or officer, taken in connection with the actions contemplated by the foregoing Proposals prior to the approval hereof in all respects as fully as if such action(s) had been presented to for approval, and approved by, the Meeting prior to such action being taken.

For	Against	Abstain	Broker Non-Vote
73,137,861	0	0	0

As all other Proposals had received the requisite approvals, the adjournment proposal was not presented at the Meeting for a vote.

On September 19, 2024, the Company issued a press release announcing the results of the Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Material Modification to Rights of Security Holders; Amendment to Articles of Incorporation or Bylaws

The shareholders of the Company approved Sixth Amended and Restated Memorandum and Articles of Association and Seventh Amended and Restated Memorandum and Articles of Association. Effective September 19, 2024, the Company filed Sixth Amended and Restated Memorandum and Articles of Association with the British Virgin Islands Registrar of Corporate Affairs.

A description of the Sixth Amended and Restated Memorandum and Articles of Association and Seventh Amended and Restated Memorandum and Articles of Association is contained in Proposal No. 9 under “Results of Extraordinary General Meeting of Shareholders” of this Current Report on Form 6-K which description is incorporated herein by this reference.

A copy of the Sixth Amended and Restated Memorandum and Articles and a copy of the Seventh Amended and Restated Memorandum and Articles are filed herewith as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Forward Share split

Pursuant to Proposal No. 9, the Revised Charter Amendment Proposal, approved by the shareholders of the Company at the Meeting, the Company will effect a 1 to 1.9365 forward share split. Following the filing and effectiveness of the Seventh Amended and Restated Memorandum and Articles of Association, every one ordinary share outstanding on or about September 30, 2024, the record date for the share split, will be split into 1.9365 ordinary shares, and the par value of each ordinary share will be reduced from $0.001 to $0.000516395. The additional shares will be distributed after market close on or about October 3, 2024. Subject to final approval by NASDAQ Stock Market, trading is currently expected to begin on a post-share split adjusted basis at market open on or about October 4, 2024.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 19, 2024
99.2	Six Amended and Restated Memorandum and Articles of Association
99.3	Seventh Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGBA GROUP HOLDING LIMITED

By:	/s/ Shu Pei Huang, Desmond
	Name:	Shu Pei Huang, Desmond
	Title:	Acting Group Chief Financial Officer

Dated: September 19, 2024